Exhibit 99.1

AGTC Conference Call

Script Operator

Good morning and welcome to the AGTC conference call. Today’s call is being recorded. Before we get started, I would like to remind everyone that during this conference call, AGTC may make forward-looking statements, including statements about the proposed transactions between subsidiaries of Syncona Limited and AGTC, the expected timeline for completing the transactions, future financial and operating results and benefits of the transaction, future opportunities for the combined company and any other statements about future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risk that the proposed transactions may not be completed in a timely manner, or at all; the failure to satisfy all of the closing conditions of the proposed transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement and the tender offer thereunder; the effect of the announcement or pendency of the proposed transactions on AGTC’s business and operating results; the risk that the proposed transactions may disrupt AGTC’s current plans and business operations; potential difficulties retaining employees as a result of the proposed transactions; risks related to the diverting of management’s attention from AGTC’s ongoing business operations; the outcome of any legal proceedings that may be instituted against AGTC related to the merger agreement or the tender offer thereunder; the company’s product development and regulatory progress, including statements about the timing and outcomes from data expected in its Skyline and Vista trials and the type of data that may support registration and potential approval. Actual results could differ materially from those discussed in these forward-looking statements, due to a number of important factors, including uncertainty inherent in the clinical development and regulatory process, the extent and duration of the impact of the COVID-19 pandemic, and other risks described in the “Risk Factors” section of AGTC’s most recently filed annual report on Form 10-K and other periodic reports filed with the SEC. AGTC undertakes no obligation to update any forward-looking statements after the date of this call.

On October 23, 2022, AGTC issued a press release announcing its entry into a definitive agreement for the acquisition, by tender offer, of AGTC by an indirect subsidiary of Syncona Limited. The tender offer, or the offer for the outstanding shares of the company referenced in the press release, has not yet commenced. This call is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that Syncona will file with the Securities and Exchange Commission, or the SEC, upon commencement of the offer.

At the time the offer is commenced, subsidiaries of Syncona will file a tender offer statement on Schedule TO, and thereafter, the company will file a solicitation or recommendation statement on Schedule 14D-9 with the SEC with respect to the offer. The tender offer materials, including an offer to purchase, a related letter of transmittal and certain other tender offer documents and the solicitation or recommendation statement on Schedule 14D-9 will contain important information. The company’s stockholders are urged to read these documents carefully when they become available as each may be amended or supplemented from time to time because they will contain important information that holders of the company’s securities should consider before making any decision regarding tendering their securities. Holders of shares can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov or on the company’s website at www.agtc.com.

For introductions and opening remarks, I’d like to turn the call over to Sue Washer, Chief Executive Officer of AGTC. Please go ahead.

Sue Washer

Good morning and thank you all for joining us. With me on today’s call is Jon Lieber, our Chief Financial Officer and Chris Hollowood, Chief Investment Officer of Syncona.

We are pleased to discuss today’s announcement of AGTC’s proposed acquisition by a newly established portfolio company of Syncona. for total transaction consideration of up to approximately $73.5 million. The decision to be acquired by Syncona was made following an extensive strategic process and is being recommended because we believe this acquisition represents an attractive offer for stockholders, with the potential to receive significant premium returns through future Contingent Value Rights, or CVRs, which we will review shortly.

As many of you are aware, in May of this year we reported positive interim 3-month data from the expansion phase of our XLRP Phase 1/2 clinical trial program, known as Skyline.

Throughout the development of our XLRP and achromatopsia candidates, we have regularly reviewed potential financing and strategic options with the Board to ensure that we were optimizing our potential to create value for stockholders and patients. In the months since the data were reported, the Board has continued to evaluate a variety of financing and partnership scenarios. Based on these ongoing discussions we successfully executed a public offering of AGTC common stock that raised approximately $10 million. However, we have ongoing needs for additional capital to support the continued development of our XLRP program and, despite the favorable interim 3-month Skyline data, raising additional funds in the current capital markets environment for biotechnology companies is not a viable option on the timeline in which our company requires financing. After careful analysis and deliberation, the Board unanimously agreed that the offer by Syncona clearly delivers the best strategic option and value to our stockholders. We are pleased that Syncona shares our belief in the potential of our asset and that they are ideally placed to deliver the next phase of bringing this transformational therapy to patients. I will now pause and pass to Chris Hollowood, Syncona’s Chief Investment Officer to provide some background on Syncona.

Chris Hollowood, Syncona CIO:

Good morning all and thank you Sue for the introduction. I am pleased to be here to discuss today’s announcement and wanted to take the opportunity to provide some background on Syncona and why we’re here today. We are a leading healthcare investor based in the UK. We were founded in 2012 by the Wellcome Trust and have developed a strong track record in creating life science companies and building and scaling them through the clinic. At the heart of our vision is to deliver transformational treatments to patients in areas of high unmet need and we believe there is a significant opportunity here to support a product with high potential in reaching patients. Our team has extensive experience in the field of retinal diseases and gene therapy. For example, Nightstar and Gyroscope, previously in our portfolio, were sold to Biogen and Novartis respectively. We founded these companies and took them both through to pivotal and phase II studies, remaining significant owners over six years for each of them. More broadly across the field of gene therapy we have a further three gene therapy companies in our current portfolio and so have created five since our foundation. We have an extensive network across the retinal community and part of our success has been to leverage this in the management teams we build and clinical and academic centers we work with. We intend to bring all of this experience to bear here to ensure high quality execution.

We believe that the AGTC-501 XLRP product candidate has the potential to be a best-in-class product that could transform the lives of patients suffering with this devasting blinding condition and believe we have the domain expertise and track record to enable our new portfolio company to advance this product through to patients. After the closing, we intend to work with the management team to support them to deliver a clinical plan for AGTC-501, which if successful, we believe has the potential to provide value to AGTC stockholders through the CVR. I will now pass back to Sue to provide more background on the factors contributing to the Board’s recommendation of this acquisition.

Sue Washer, CEO:

Thank you Chris. There were multiple factors that contributed to the Board’s unanimous recommendation for this acquisition.

The first was the status of our finances. The Company has limited cash resources, which in the absence of a transaction would only support future operations through the end of the calendar year 2022. In the context of challenging biotechnology capital markets, the Board considered our current share price and recognised the limitations on our ability to raise public equity. In the event that we were not able to raise public equity, the Company would have no alternative but to pursue a bankruptcy case where there would likely be a lack of capital available for distribution to stockholders. The Company’s operations were clearly considered in the context of our finances with the Board taking into consideration the costs and risks of the Company’s current product development pipeline.

In addition, the Board considered the competitive nature of the biopharmaceutical industry, particularly for small cap biotechs such as AGTC, the current perception of ophthalmology gene therapy by public market investors, our financial resources relative to those of our competitors, the potential impact of government healthcare reform on the Company’s business, and other general risks and market conditions that could reduce the market price of AGTC’s shares.

The Board also recognised that there are several well-financed companies partnered with large pharmaceutical companies which are developing gene therapy products, even specifically to treat XLRP.

The possibility of exploring additional licensing and collaboration opportunities, the potential benefits, and risks of these alternatives to the Company and its stockholders and the timing and likelihood of effecting such alternatives considering our limited financial resources was also considered. The Board determined that none of the possible alternatives was reasonably likely to present superior opportunities in a reasonable time for us to create greater value for the Company’s stockholders and could result in significantly lower value for the stockholders.

Another important factor in the Board’s decision was the relationship of the Offer Price to the current and historical market prices of the Shares. The Offer Price to be paid in cash for each Share would provide stockholders with the opportunity to receive a significant premium over the current market price of the Shares in cash as well as provide the opportunity for potential future additional value through CVRs.

Certainty of value was also a key driver for the Board’s recommendation. The consideration to be received by the AGTC stockholders in the Offer and the Merger will have a portion received as upfront cash, which provides liquidity and certainty of value to our stockholders. Considering the various risks that we would face by remaining independent and pursuing capital raising and/or business development opportunities to support continued operations, the Board believed that this certainty of value was compelling compared to the expected long-term value creation potential of our business.

Finally, this acquisition provides an attractive opportunity to realize potential additional cash value in a contingent value right, or CVR. The Board considered the fact that, in addition to the cash to be paid at Closing, AGTC’s stockholders will receive one CVR per share held by them. The CVR provides the opportunity to realize up to $0.73 in additional cash value if four milestones are met in accordance with their terms. The Board considered the estimated probability of success and estimated timing for achieving each milestone in evaluating the transaction.

Importantly, this acquisition will enable the continued advancement of our XLRP clinical program by a company which has a track record in building portfolio companies to develop similar candidates. We remain confident that our XLRP candidate has best-in-class potential in a serious indication for which currently there are no therapies.

At this time, I will now turn the call to Jon who will review the financial details of the merger agreement. Jon?

Jon Lieber

Thank you, Sue.

Under the terms of the definitive agreement, the upfront cash consideration in the transaction will consist of $0.34 per share of AGTC common stock including common stock underlying restricted stock units and in-the-money stock options. AGTC equity holders would also be entitled to receive, for each share of AGTC common stock, one non-tradeable CVR. The holders of the CVRs would be entitled to receive payments of up to an additional $50.0 million in the aggregate upon the achievement of certain milestones.

Including the maximum CVR payment, AGTC stockholders will receive up to an aggregate of $73.5 million in cash. The total payment represents a premium of up to approximately 344% to the current share price and a premium of approximately 268% over the 30-day volume weighted average closing price per share of AGTC’s common stock.

The transaction, which has been unanimously approved by the members of the AGTC Board, is expected to close within 30 business days, subject to customary closing conditions, including AGTC’s stockholders tendering a majority of AGTC’s outstanding shares. The transaction is not subject to a financing condition.

AGTC’s Board of Directors unanimously recommends that AGTC stockholders tender their shares in the tender offer as the best alternative to the likely lack of cash available for distribution to stockholders in the event that the Company has no alternative but to pursue a bankruptcy case. Upon the successful completion of the tender offer, AGTC will merge with a newly established portfolio company of Syncona and any remaining shares of common stock of AGTC that were not tendered in the tender offer will be canceled and converted into the right to receive the same consideration payable in the tender offer.

I’ll now turn the call back over to Sue for concluding remarks.

Sue Washer

Thank you, Jon.

We are pleased to announce this transaction with Syncona, which has a strong passion and deep commitment to bringing treatment solutions to patients in desperate need as demonstrated by Chris today. The decision to accept this offer was not only in our belief that it is in the best interests of stockholders, but that Syncona will continue advancing our leading XLRP candidate and has the best chance of bringing to market a treatment that patients have sought for years.

Since our inception, AGTC has been committed to developing therapies for patients living with serious inherited retinal diseases. Realizing that commitment has not always been easy, but it has remained our guiding principle. I, and the rest of the AGTC leadership team, agree with the Board’s unanimous recommendation that this acquisition agreement is the best option for remaining true to this ideal.

AGTC’s Board of Directors unanimously recommends that AGTC stockholders tender their shares in the tender offer as the best alternative to the likely lack of cash available for distribution to stockholders in the event that the Company has no alternative but to pursue a bankruptcy case. The cash and CVR payments are a significant premium to our current share price, providing stockholders with an opportunity to benefit from the longer-term potential of our XLRP program and other assets. It also ensures that stockholders will receive a cash distribution.

We intend to provide additional information in the days and weeks ahead and look forward to sharing additional information with you as this transaction progresses.

Thank you for joining us on today’s call.

Operator

Thank you, ladies and gentlemen, that concludes our conference for today. Thank you for your participation. You may now disconnect.

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of the Company and the timing and benefits thereof, the anticipated contingent value right payments, and other statements that are not historical facts. These forward-looking statements are based on the Company’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the parties’ ability to complete the transaction on the proposed terms and schedule; whether the tender offer conditions will be satisfied; whether sufficient stockholders of the Company tender their shares in the transaction; the outcome of legal proceedings that may be instituted against the Company and/or others relating to the transaction; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks relating to product development and commercialization and demand for AGTC’s products (and, as such, uncertainty that the milestones for the contingent value right payments may not be achieved); and other risks related to Company’s business detailed from time-to-time under the caption “Risk Factors” and elsewhere in Company’s SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended June 30, 2022 and subsequent quarterly and current reports filed with the SEC. Company undertakes no duty or obligation to update any forward-looking statements contained in this report as a result of new information, future events or changes in their expectations, except as required by law.

Additional Information and Where to Find It

The Offer has not yet commenced, and this communication is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Company or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by subsidiaries of Syncona Limited, and a Solicitation / Recommendation Statement on Schedule 14D-9 will be filed with the SEC by the Company. The offer to purchase shares of Company common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION / RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON STOCK, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by the Company under the “Investors” section of the Company’s website at www.AGTC.com.